UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2009

Guadalajara, Jalisco, Mexico, February 24, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:  PAC; BMV:  GAP) (“the Company” or “GAP”) today reported its results for the fourth quarter ended December 31, 2009. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All peso amounts are presented in nominal pesos.

Highlights for Fourth Quarter 2009 vs. Fourth Quarter 2008:

•	Revenues increased 0.7%, (Ps. 6.0 million), mainly due to the increase in aeronautical revenues.

-	Revenues from aeronautical services increased 1.9% (Ps. 12.4 million). Non-aeronautical service revenues declined 3.5% (Ps. 6.4 million).

•
Cost of services declined 12.4%, (Ps. 31.7 million); as a percentage of revenues cost of services decreased 400 basis points and per workload unit (“WLU”) cost of services declined Ps. 5.7, or 11.7%, from Ps. 48.1 in the fourth quarter of 2008 to Ps. 42.4 in the fourth quarter of 2009.

•
As a result of the increase in total revenues, cost of government concession taxes rose 1.0%, and combined with the increase in aeronautical revenues and the decline in cost of services; this caused an increase in the technical assistance fee of 7.0%.

•	Operating income increased 12.9%.

•
EBITDA increased 7.0% (Ps. 35.4 million), due to higher revenues and primarily due to a more than proportional decline in the cost of services compared to the increase in revenues. The EBITDA margin increased 380 basis points, from Ps. 503.4 million in the fourth quarter of 2008, to Ps. 538.8 million during the fourth quarter of 2009.

•
Net income decreased 18.3%, Ps. 74.4 million lower than the figure reported in the fourth quarter of 2008, mainly due to a decline in the integral cost of financing, which was affected by a 26% devaluation in the Mexican peso versus the U.S. dollar during the fourth quarter of 2008, versus an appreciation of 4.2% in the fourth quarter of 2009.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico In the U.S.
Miguel Aliaga, Investor Relations Officer Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216 Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap www.twitter.com/iadvizeIR for updates

Operating Results

During the fourth quarter of 2009, the Company registered a decrease of 117 thousand total terminal passengers, representing a 2.3% reduction in total terminal passenger traffic, compared to a decline in terminal passenger traffic of 1.3 million passengers and 519.3 thousand passengers during the second and third quarters, respectively. Domestic and international passenger traffic declined 1.3% (42.3 thousand passengers) and 4.3% (74.1 thousand passengers), respectively, compared to a reduction of 813 thousand domestic passengers and 452 thousand international passengers during the second quarter of 2009.

For the most part, this decrease in passenger traffic was due to the ongoing global economic crisis as well as the health alert issued as a result of the A/H1N1 virus epidemic that took place during the last week of April and the entire month of May 2009, which caused the temporary cancelation or, in some cases, the severe reduction of flights from Canada, the United States and some domestic flights.  Although on a smaller scale, this change was reflected throughout the fourth quarter by a decline in domestic and primarily international passenger traffic. Additionally, the decrease in domestic passenger traffic during the fourth quarter of 2009 was partially due to a lower number of seats available as a result of the suspension of operations by Aviacsa in July 2009, as well as an increase in ticket prices during 2009.

Domestic passenger traffic experienced a net decline of 42.3 thousand passengers compared to the fourth quarter of 2008, mainly at the airports of Puerto Vallarta with 27.8 thousand fewer passengers, Los Cabos with 26.4 thousand fewer passengers, Mexicali with 16.6 thousand fewer passengers, Guadalajara with 14.1 thousand fewer passengers, Aguascalientes with 11.2 thousand fewer passengers, Morelia with 10.8 thousand fewer passengers and Guanajuato with 5.5 thousand fewer passengers. However, there were increases in domestic passenger traffic at the airports of Los Mochis with 22.6 thousand additional passengers, La Paz with 22.1 thousand additional passengers, Tijuana with 20.1 thousand additional passengers, Hermosillo with 4.0 thousand additional passengers and Manzanillo with 0.7 thousand additional passengers.

The decrease in traffic at the Puerto Vallarta airport was caused by decreased passenger traffic in routes to and from Mexico City, mainly due to an increase in ticket prices as well as the suspension of Aviacsa’s operations in July 2009.

In the case of the Los Cabos airport, the reduction in traffic was mainly due to a decline in passenger traffic to Guadalajara and Mexico City, as well as the decrease in the frequency of flights to Toluca mainly by Volaris and Interjet.

The decrease in traffic at the Mexicali airport was primarily due to the decline in the number of routes to and from Guadalajara and Toluca.

Additionally, it is important to highlight the increase in passenger traffic, during the fourth quarter of 2009, at the Tijuana airport. This was primarily due to the increase in passenger traffic to Mexico City due to increased operations by Aeromexico, Aerolitoral and Mexicana, as well as the increase in passenger traffic to Toluca due to the increase in operations by Volaris, the initiation of operations by Interjet and the increase in passenger traffic to Monterrey, driven by the initiation of this route by Volaris as well as the increase in operations by VivaAerobus.

GAP 4Q09	Page 2 of 17

The increase in traffic at the La Paz airport was caused by the increase in passenger traffic to and from Mazatlan, Culiacan, Guadalajara and Los Mochis, due to the initiation of operations by Mexicana Link to Guadalajara and Los Mochis, as well as the initiation of operations to Culiacan, Guadalajara and Mazatlan by VivaAerobus. The increase was also due to the positive comparable effect in the fourth quarter 2009 versus the fourth quarter 2008, when the suspension of Alma’s operations at this airport took place.

Additionally, at the Los Mochis airport, there was an increase in passenger traffic to Mexico City, Guadalajara and Tijuana, primarily due to the initiation of operations by Mexicana Link to Guadalajara and Tijuana, the initiation of a route to Guadalajara by VivaAerobus and the increase in routes to Guadalajara, Mexico City and Tijuana by Aerolitoral, as well as the positive comparative effect in the fourth quarter of 2009 versus the fourth quarter of 2008 when the suspension of Alma’s operations took place.

International passenger traffic experienced a net decrease of 74.2 thousand passengers in the fourth quarter of 2009 compared to the fourth quarter of 2008. This decline was primarily due to the decrease of 60.7 thousand passengers in Puerto Vallarta and 33.7 thousand fewer passengers in Los Cabos. However, there were increases in international passenger traffic at the airports of Guadalajara with 32.9 thousand additional passengers and Tijuana with 5.8 thousand additional passengers, respectively.

The decline in passenger traffic at the Puerto Vallarta airport was primarily due to a general decrease in traffic and operations, mainly on routes to Denver, Dallas and Los Angeles. Likewise, the decrease in passenger traffic at the Los Cabos airport was mainly due to a general decrease in passenger traffic on the route to Houston operated by Continental, as well as the route to Dallas operated by American Airlines.

In both cases, the decrease in passenger traffic was due to the continuing effects of the health alert issued as a result of the A/H1N1 virus epidemic that began in April 2009, which caused the temporary cancelation of certain international flights. It is important to mention that some of the routes and frequencies that were cancelled have been re-initiated; we expect that during 2010 this recovery will continue.

With respect to the Guadalajara airport, international passenger traffic increased by 32.9 thousand passengers, which was mainly a result of an increase in passenger traffic to Oakland and Los Angeles, due to the initiation of international operations by Volaris to these cities.

In the case of the Tijuana airport, the increase in passenger traffic was due to the initiation of operations to and from Tijuana and Oakland by Volaris.

Continuing Effects of the A/H1N1 Influenza Virus

The negative effects of the temporary cancellation of certain routes due to the A/H1N1 Influenza Virus have declined during the fourth quarter of 2009, both in terms of domestic as well as international passenger traffic. This positive trend was due to the recovery of some of the routes that had been temporarily suspended since April 2009, when the health alert began. We expect that the gradual recovery and growth of these operations will continue throughout 2010.

GAP 4Q09	Page 3 of 17

Domestic Terminal Passengers (in thousands):

GAP 4Q09	Page 4 of 17

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP 4Q09	Page 5 of 17

Fourth Quarter 2009 Consolidated Results

Revenues for the 4Q09 increased Ps. 6.0 million (0.7%), from Ps. 826.3 million in the fourth quarter 2008 to Ps. 832.3 million in the fourth quarter 2009.

This increase was mainly due to:

-
Aeronautical services revenues increased 1.9% (Ps. 12.4 million) compared to the fourth quarter 2008, mainly due to the increase in revenues from landing and parking fees, which combined amounted to Ps. 24.3 million, partially offset by a Ps. 7.9 million decrease (1.6%) in passenger charges, as a result of a 2.3% decline in passenger traffic, as well as the decrease in revenues from the leasing of ticket counter spaces and complimentary services to airlines, which declined Ps. 2.3 million and 2.7 million, respectively.

-
Non-aeronautical services revenues decreased 3.5% (Ps. 6.4 million) compared to the fourth quarter of 2008, mainly due to lower revenues from advertising, leasing of time-share and food and beverage spaces, which combined declined 16.8%, or Ps. 9.0 million. This decline was offset by the increase in revenues from leasing of retail spaces and rental car services, which combined increased 7.1%, or Ps. 3.0 million compared to 4Q08.

Total operating costs and expenses declined 9.1% (Ps. 29.4 million) in the fourth quarter of 2009 compared to the fourth quarter of 2008. This decrease was mainly due to lower employee costs of Ps. 21.8 million, as a result of the corporate restructuring that took place during the last quarter of 2008 and the measures implemented by the Company’s management during 2009; as well as a reduction in electricity expenses of Ps. 4.8 million, derived from energy reduction activities implemented during the second half of 2008 and the full year 2009, in addition to lower electricity fees; and a lower provision for doubtful accounts of Ps. 3.7 million.

➢	Cost of services decreased 12.4% (Ps. 31.7 million) compared to the fourth quarter of 2008, mainly due to the following:

•       Employee costs declined 20.7% (Ps. 21.8 million) compared to the fourth quarter of 2008, mainly due to the corporate restructuring that took place during 2008, with a total cost of Ps. 10.4 million, and the decisions made by management during 2009 on wages and salaries as a result of the restructuring that resulted in a decrease of Ps. 8.4 million.

•  Service costs declined 17.5% (Ps. 4.9 million) compared to the fourth quarter of 2008, mainly as a result of activities implemented during the second half of 2008 and the full year of 2009 to optimize electricity consumption at the Company’s airports, as well as lower electricity fees at the beginning of 2009.

•  Other operating costs decreased 10.1% (Ps. 4.3 million) principally due to the acquisition by the airports of the equipment used for the operation of the CUTE (“Common Use Terminal Equipment”) systems thus resulting in the cancellation of leasing contracts, as well as by a lower reserve for doubtful accounts.

GAP 4Q09	Page 6 of 17

➢
As a result of the increase in revenues, government concession fees increased 1.0%, or Ps. 0.4 million, while technical assistance fees increased 7.0%, or Ps. 1.9 million, as a combined result of the increase in revenues and the decline in the cost of services.

The Company’s operating margin for the fourth quarter of 2009 increased by Ps. 37.8 million, or 420 basis points, from 35.4% in the fourth quarter 2008 to 39.6% in the fourth quarter 2009, mainly due to a higher decline in operating costs compared to the increase in revenues. EBITDA margin increased 380 basis points, from 60.9% during the fourth quarter of 2008 to 64.7% in the fourth quarter of 2009.

The comprehensive financing result registered a decrease of Ps. 115.7 million in the fourth quarter of 2009 compared to the fourth quarter of 2008, mainly due to a 26% devaluation of the peso versus the U.S. dollar during the fourth quarter 2008, while in the fourth quarter 2009, the peso registered a 4.1% appreciation versus the U.S. dollar, resulting in a decline in the exchange rate and the embedded derivative instrument of Ps. 102.2 million and Ps. 15.7 million, respectively.

Net income for the fourth quarter of 2009 declined Ps. 74.4 million (18.3%). Earnings before taxes decreased by Ps. 79.7 million in the fourth quarter of 2009, or 18.3%, compared to the fourth quarter of 2008.

Summary of Consolidated Results for 4Q09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.0576 per U.S. dollar (the Board of Governors of the Federal Reserve noon buying rate at December 31, 2009).

GAP 4Q09	Page 7 of 17

Other Important Data for 4Q09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs for 4Q09 (in thousands of pesos):

Consolidated Results for Full Year 2009

Revenues for 2009 decreased Ps. 224.6 million compared to 2008, from Ps. 3,490.8 million to Ps. 3,266.2 million in 2009, representing a reduction of 6.4%.

-
Aeronautical services revenues decreased 8.1%, or Ps. 224.9 million, compared to 2008.  This reduction was mainly due to the fact that during the first half of 2008, airlines such as Aerocalifornia, Avolar, Aladia and Alma continued operating, but ceased operations in July, August, October and November of 2008, respectively, while Aviacsa ceased operations in July 2009; in addition, there was a temporary withdrawal of routes and reduction in frequencies by certain airlines caused by the global economic crisis and the health alert issued in April 2009 for the A/H1N1 virus, generating a 7.4% (Ps. 167.1 million) decrease in passenger charges (as a consequence of a 13.3% reduction in passenger traffic).  Revenues from aircraft landing and parking fees declined 10.4%, or Ps. 30.4 million, while the leasing of ticket counter spaces and complementary services to airlines together declined 14.6%, or Ps. 22.6 million, due to the previously explained reasons.  The reduction in passenger charges was proportionally lower than the reduction in passenger traffic due to the fact that fees for airport usage increased in 2009 compared to 2008.  In addition, the Los Cabos airport (which has the second-highest maximum tariff within the Company) and the Guadalajara airport reported lower declines in passenger traffic than those reported at the other two airports with the highest traffic in the Company (Tijuana and Puerto Vallarta).

GAP 4Q09	Page 8 of 17

-
Non-aeronautical services revenues remained virtually unchanged, increasing 0.1%, or Ps. 0.4 million, compared to 2008.  However, there were important variations per line item.  Revenues from the leasing of time-share sales spaces, rental car services, financial services and the leasing of space to local retailers together increased Ps. 33.4 million, while revenues from car parking, advertising and the leasing of commercial spaces together decreased Ps. 31.0 million.

Total operating costs and expenses declined 8.1%, or Ps. 100.9 million in 2009 compared to 2008.  This decrease was mainly due to actions taken by the Company to reduce cost of services in order to mitigate the effects of the global economic crisis and the health alert caused by the A/H1N1 virus, both of which affected the global and Mexican aviation industries.

➢	Cost of services decreased 8.8% in 2009, or Ps. 83.4 million with respect to 2008, as a result of the following:

•  Employee costs declined 7.6%, or Ps. 27.8 million, mainly due to a Ps. 18.3 million reduction in wages and salaries as a result of the corporate restructuring that took place during the last quarter of 2008, as well as measures taken by the Company in 2009, in addition to Ps. 10.4 million in compensation associated with the corporate restructuring that affected costs in 2008, but not in 2009.

•  Maintenance costs increased 8.3%, or Ps. 13.8 million, principally due to an increase in the cost of maintenance of baggage claim areas, the CUTE system, security equipment and walkways.

•  Service costs declined 19.9%, or Ps. 22.5 million, mainly as a result of energy saving efforts implemented in the second half of 2008, and all of 2009, as well as a reduction in electricity fees during 2009.

•  Other operating costs decreased 23.4%, or Ps. 46.7 million, principally due to a lower provision in the reserve for doubtful accounts, which decreased Ps. 29.8 million with respect to 2008, as the Company made reserves for payments from certain airlines during 2009 that suspended operations at the Company’s airports. In addition, fees for professional services decreased Ps. 8.4 million and rental fees for CUTE equipment were canceled at some of the Company’s airports, which caused a decline of Ps. 9.8 million in other operating costs. In order to substitute the rental fees, the Company purchased the corresponding equipment in order to provide the necessary service to airlines.

GAP 4Q09	Page 9 of 17

➢
As a result of the decrease in revenues, government concession fees declined 6.4%, or Ps. 11.0 million, as the reduction in costs was unable to offset the decrease in revenues; the technical assistance fees declined 5.5%, or Ps. 6.5 million, in 2009.

The Company’s operating margin for 2009 decreased 190 basis points, from 41.5% in 2008 to 39.6% in 2009, while the EBITDA margin rose by 70 basis points, from 64.3% in 2008 to 65.0% in 2009.

The Company’s comprehensive financing result for 2009 declined 72.9%, or Ps. 156.7 million, from a gain of Ps. 214.9 million in 2008 to a gain of Ps. 58.2 million in 2009. During the fourth quarter of 2008 the peso registered a 26% devaluation versus the U.S. dollar, while during the fourth quarter of 2009, the peso registered a 4.1% appreciation versus the U.S. dollar, which as a result, caused a reduction in exchange rate gains and embedded derivatives of Ps. 118.5 million and Ps. 42.3 million, respectively, for 2009.

Net income for 2009 declined 22.2%, or Ps. 341.4 million compared to 2008, while income before taxes in 2009 declined Ps. 330.1 million, or 19.8% less than 2008.  Both declines were consequences of the decline in total revenues.

Summary of Consolidated Results for Full Year 2009 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.0576 per U.S. dollar (Board of Governors of the Federal Reserve noon buying rate at December 31, 2009).

GAP 4Q09	Page 10 of 17

Other Important Data for Full Year 2009 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for the Full Year 2009 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the fourth quarter of 2009 were Ps. 653.3 million, resulting in an average rate per WLU of Ps. 123.9. Regulated revenues accounted for 78.5% of total revenues for the period.

GAP 4Q09	Page 11 of 17

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; as of today, they have notified the Company that it satisfactorily complied for 2008.  The compliance review for 2009 has not yet been initiated.

Balance Sheet

At the close of the fourth quarter of 2009, the Company maintained a balance of cash and cash equivalents of approximately Ps. 2,100.8 million.

At the close of the fourth quarter 2009, the Company’s principal assets consisted of the concessions, with a balance of Ps. 16,757.0 million, rights to use airport facilities with a balance of Ps. 2,188.2 million and improvements to concessions of Ps. 3,513.4 million. These balances represented approximately 59.0%, 7.7% and 12.4%, of total assets, respectively.

Deferred income and asset taxes increased by Ps. 206.4 million for the fourth quarter of 2009 compared to the same quarter of 2008.  This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which resulted in the book value of the Concessions and Rights to Use Airport Facilities to be less than the taxable value; thus generating a deferred income tax amount of Ps. 436.1 million.  This was offset by a change in the fiscal amortization rate in Aguascalientes, La Paz and Mexicali during 2009, which resulted in a cancellation of deferred income tax from tax losses in the amount of Ps. 247.1 million.

CAPEX

Beginning in 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. During the period between January and December of 2009, the Company invested and paid a total of Ps. 542.2 million.

Recent Events

•
Regarding the changes in fiscal regulations that went into effect on January 1, 2010, the Company informs that it does not consolidate for fiscal purposes; thereby the reform regarding the fiscal changes will have no effect on results. However, the increase in the income tax rate (ISR) from 28% to 30%, generates an impact on the cash flow for all provisional payments as well as net income for the period.

GAP 4Q09	Page 12 of 17

•
On December 9, 2009, the Company signed an unsecured credit with Banamex and HSBC for capital expenditures at the Guadalajara Airport for Ps. 343.1 million, Puerto Vallarta for Ps. 168.5 million, Guanajuato for Ps. 76.0 million and Hermosillo for Ps. 63.8 million. The total amount of the loans was Ps. 651.4 million, Ps. 325.7 million from each institution, for a term of 7 years with 28 quarterly payments at a variable interest rate of TIIE plus 350 basis points for the full term of the loan. In addition, the Company acquired a hedging financial instrument of type interest rate CAP with Banamex. This hedge will take effect in December 2012, with a strike price of a 91-day TIIE rate of 7.0%; it will fix the interest rate at 10.50% for the outstanding loan amount from December 31, 2012 until maturity.

•
On December 23, 2009, the Company set up a trust for the investment and management payment of the contract “Turn-key design, supply, installation and starting up of the system for the inspection of 100% of documented baggage”, signed by the Company’s airports and Rapiscan Systems, S.A. de C.V., the company responsible for completing the entire project. The initial payment made into the trust was for Ps. 352.4 million.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a Fourth party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 4Q09	Page 13 of 17

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q08	4Q09	Change	FY08	FY09	Change
Guadalajara						
Aeronautical services	220,297	243,236	10.4%	930,672	884,694	-4.9%
Non aeronautical services	57,669	61,384	6.4%	233,175	230,976	-0.9%
Total Revenues	277,966	304,620	9.6%	1,163,847	1,115,670	-4.1%
Operating Income	113,070	158,931	40.6%	575,297	536,249	-6.8%
EBITDA	175,988	223,260	26.9%	818,825	794,307	-3.0%
Tijuana						
Aeronautical services	80,439	85,790	6.7%	368,384	334,834	-9.1%
Non aeronautical services	22,746	20,871	-8.2%	96,801	87,876	-9.2%
Total Revenues	103,184	106,661	3.4%	465,185	422,710	-9.1%
Operating Income	41,954	26,929	-35.8%	142,702	101,092	-29.2%
EBITDA	76,262	61,693	-19.1%	279,715	240,525	-14.0%
Puerto Vallarta						
Aeronautical services	104,014	93,000	-10.6%	454,149	387,412	-14.7%
Non aeronautical services	36,136	32,681	-9.6%	131,076	140,311	7.0%
Total Revenues	140,150	125,681	-10.3%	585,226	527,723	-9.8%
Operating Income	59,488	55,218	-7.2%	299,812	257,722	-14.0%
EBITDA	88,124	83,511	-5.2%	409,891	372,404	-9.1%
Los Cabos						
Aeronautical services	106,482	96,226	-9.6%	432,518	398,020	-8.0%
Non aeronautical services	39,854	39,082	-1.9%	153,417	168,572	9.9%
Total Revenues	146,336	135,307	-7.5%	585,935	566,593	-3.3%
Operating Income	78,454	75,313	-4.0%	354,056	333,170	-5.9%
EBITDA	108,137	98,533	-8.9%	441,309	421,499	-4.5%
Hermosillo						
Aeronautical services	30,384	31,481	3.6%	132,253	126,871	-4.1%
Non aeronautical services	6,173	6,204	0.5%	24,234	24,986	3.1%
Total Revenues	36,557	37,686	3.1%	156,487	151,857	-3.0%
Operating Income	3,844	7,960	107.1%	36,921	33,280	-9.9%
EBITDA	14,624	19,145	30.9%	78,036	75,764	-2.9%
Guanajuato						
Aeronautical services	32,143	31,299	-2.6%	144,795	122,381	-15.5%
Non aeronautical services	8,814	6,324	-28.3%	32,894	26,273	-20.1%
Total Revenues	40,957	37,623	-8.1%	177,688	148,654	-16.3%
Operating Income	9,309	9,080	-2.5%	61,299	40,284	-34.3%
EBITDA	18,549	19,199	3.5%	98,303	79,984	-18.6%
Others (1)						
Aeronautical services	67,081	72,239	7.7%	299,427	283,050	-5.5%
Non aeronautical services	14,132	12,523	-11.4%	56,988	49,984	-12.3%
Total Revenues	81,214	84,762	4.4%	356,416	333,033	-6.6%
Operating Income	- 26,919	- 12,413	-53.9%	- 34,747	- 31,556	-9.2%
EBITDA	3,665	20,604	462.3%	87,275	97,473	11.7%
Total						
Aeronautical services	640,840	653,270	1.9%	2,762,198	2,537,262	-8.1%
Non aeronautical services	185,524	179,069	-3.5%	728,586	728,978	0.1%
Total Revenues	826,364	832,340	0.7%	3,490,785	3,266,240	-6.4%
Operating Income	279,201	321,019	15.0%	1,435,341	1,270,242	-11.5%
EBITDA	485,349	525,945	8.4%	2,213,352	2,081,954	-5.9%

(1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 4Q09	Page 14 of 17

Exhibit B: Consolidated Balance Sheet as of December 31 (in thousands of pesos):

2008	2009	Change	%
Assets				
Current assets				
Cash and temporary investments	1,506,004	1,821,150	315,146	20.9%
Financial investments held for trading purposes - net	275,237	279,621	4,384	1.6%
Accounts receivable - net	572,057	453,856	- 118,201	-20.7%
Other current assets	376,999	262,613	- 114,386	-30.3%
Total current assets	2,730,299	2,817,240	86,943	3.2%
Cash equivalents with specific purpose (trust)	-	352,436	352,436	100.0%
Fixed assets - net	335,158	364,101	28,943	8.6%
Improvements to concessions - net	3,368,848	3,513,391	144,543	4.3%
Airport concessions - net	17,188,483	16,756,973	- 431,510	-2.5%
Rights to use airport facilities - net	2,283,598	2,188,234	- 95,364	-4.2%
Other acquired rights	841,339	820,288	- 21,051	-2.5%
Deferred income taxes and recoverable asset taxes	1,268,321	1,474,702	206,381	16.3%
Other assets	125,647	94,550	- 31,097	-24.7%
Total assets	**28,141,694**	**28,381,915**	**240,222**	**0.9%**
Liabilities and Stockholders' Equity				
Current liabilities	673,872	612,457	- 61,415	-9.1%
Long-term liabilities	730,176	988,904	258,728	35.4%
Total liabilities	**1,404,048**	**1,601,361**	**197,314**	**14.1%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	295,223	372,369	77,146	26.1%
Consolidated net income	1,540,842	1,199,444	- 341,398	-22.2%
Retained earnings	545,816	-	- 545,816	-100.0%
Reserve for share repurchase	11,288	864,265	852,976	100.0%
Total Stockholders'	**26,737,646**	**26,780,554**	**42,908**	**0.2%**
Total liabilities and stockholders' equity	**28,141,694**	**28,381,915**	**240,222**	**0.9%**

GAP 4Q09	Page 15 of 17

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Note: The balance at the end of the period in 2009, includes Ps. 352.4 million related to the cash equivalents with specific purpose, trust.

GAP 4Q09	Page 16 of 17

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 4Q09	Page 17 of 17

SIGNATURES
        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: February 24, 2009